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EXHIBIT 77H

For Columbia Inflation Protected Securities Fund:

During the fiscal year ended July 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Disciplined Asset Allocation Portfolios, Columbia Portfolio Builder funds, Columbia Income Builder funds and Columbia Retirement Plus funds and Columbia Management Investment Advisers, LLC and RiverSource Life Insurance Company, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.

For Columbia Floating Rate Fund:

During the fiscal year ended July 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Portfolio Builder funds and Columbia Income Builder funds and Columbia Management Investment Advisers, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.